

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2017

Christopher Littlefield
President and Chief Executive Officer
Fidelity & Guaranty Life
Two Ruan Center
601 Locust Street, 14th Floor
Des Moines, IA 50309

      Re: Fidelity & Guaranty Life
          PRER14C
          Filed August 1, 2017
          File No. 001-36227

Dear Mr. Littlefield:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                          Division of Corporation Finance
                                          Office of Healthcare and
                                          Insurance

cc: Christopher J. Ulery